Exhibit 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO	June 16, 2026

Eldorado Gold Annual Shareholder Meeting to be Held June 23, 2026

Reminds Shareholders to Vote; Proxies must be returned by
10:00 a.m. (Pacific time) on Friday, June 19, 2026

Provides Update on Board Leadership Transition

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE: EGO) (“Eldorado” or the “Company”) reminds its shareholders that the Company’s 2026 annual meeting of shareholders will be held at 10:00 a.m. (Pacific time) on Tuesday, June 23, 2026 in a physical and virtual hybrid format. Registered shareholders and duly appointed proxyholders may attend in person at 550 Burrard Street, Suite 2900, Vancouver, BC, V6C 0A3 or online at https://meetnow.global/MKZ9Z9W. To be valid, proxies for the meeting must be completed and returned by 10:00 a.m. (Pacific time) on Friday, June 19, 2026. The meeting represents the Company’s first annual meeting since the completion of its acquisition of Foran Mining in April 2026 and provides Eldorado’s resulting expanded shareholder base with an opportunity to engage with directors and management.

The Company is also providing an update on the status of its previously announced Board of Directors transition.  In keeping with its commitment to a responsible board succession and renewal process, Eldorado’s Board is currently advancing its leadership succession process to identify a successor to Steven Reid as Chair.  The appointment of Eldorado’s successor Chair is expected to occur no later than September 30, 2026.

For additional details about Eldorado’s upcoming annual meeting of shareholders or if shareholders have any questions or need assistance completing the form of proxy or voting instruction form, please refer to the Company’s management proxy circular dated May 7, 2026 for more information or contact Laurel Hill Advisory Group by telephone at 1 877 452 7184 toll-free in North America, or 1 416 304 0211 outside of North America, or text message by texting the word “INFO” to +1 877 452 7184 or +1 416 304 0211, or by email at assistance@laurelhill.com.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Türkiye, and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, "committed", “continue”, “estimates”, “expects”, “focus”, “forecasts”, “foresee”, “forward”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “potential”, “schedule”, “strategy”, “target”, “underway”, “working” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved. Forward-looking statements and forward-looking information contained in this news release includes, but is not limited to, statements or information with respect to: the appointment of a successor Chair of the Eldorado Board and the timing thereof. Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: the process to identify and appoint a successor Chair. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control. Forward-looking statements or information contained in this news release are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.